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18001392

SEC
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Section

FEB 27 2018

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69073

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17

MM/DD/YY ___ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UAT Resoucres, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7375 South Peoria St

(No. and Street)

Englewodd ___ CO ___ 80112

(City) ___ (State) ___ (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Collett 747-444-9558

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP

(Name – *if individual, state last, first, middle name*)

Nine Parkway North, Suite 200 ___ Chicago ___ IL ___ 60015

(Address) ___ (City) ___ (State) ___ (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB yw

OATH OR AFFIRMATION

I, David W. Collett _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UAT Resources, LLC _____ , as of December 31 _____ , 20 17 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

JOSEPH MINA
Notary Public – California
Los Angeles County
Commission # 2206645
My Comm. Expires Aug 19, 2021

_____
Signature

Chief Operating Officer/Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

UAT RESOURCES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

Filed in accordance with Rule 17a-5(e)(3) of the Securities Exchange Act of 1934 as a PUBLIC document.

UAT RESOURCES, LLC

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of UAT Resources, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of UAT Resources, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statement, the Company has recurring losses and negative cash flows from operations, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2012.

Marcum LLP

Chicago, IL
February 22, 2018



MARCUMGROUP
M E M B E R

Marcum LLP ▪ 500 W. Monroe Street ▪ Suite 2000 ▪ Chicago, Illinois 60661 ▪ **Phone** 312.632.5000 ▪ **Fax** 312.632.5001 ▪ **www.marcumllp.com**

UAT RESOURCES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

Assets

Cash and cash equivalents	$	1,264,001	
Other assets		250	
Equipment, net of accumulated depreciation		1,040	
Total Assets			$ 1,265,291

Liabilities and Members' Capital

Liabilities

Accounts payable	$	29,361	
Accrued expenses and other liabilities		27,746	
Total Liabilities			$ 57,107

Commitments and Contingencies (Note 4)

Members' Capital

Preferred interest	--	
Common interest	11,667,008	
Accumulated deficit	(10,458,824)	
Total Members' Capital		1,208,184
Total Liabilities and Members' Capital		$ 1,265,291

The accompanying notes are an integral part of the financial statement.

NOTE 1 - ORGANIZATION AND PRINCIPAL BUSINESS ACTIVITY

UAT Resources, LLC (the "Company") was formed in 2012 as a limited liability company under Delaware law and is indirectly a wholly owned subsidiary of UAT Holdings, LLC ("Parent"). All of the common units are owned by the Parent and all of the preferred units are owned by UAT, Inc. UAT, Inc. is a wholly owned subsidiary of the Parent.

During 2012, the Company became a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

During 2017, the Company provided cost savings programs through trading automation tools to the asset management industry through an automated and patented workflow and trading technology (the "Technology"). The Company received a percentage of the commission earned on certain securities transactions processed by the Company's distribution partner.

In the second half of 2017, the Company terminated the agreement with its distribution partner. The Company plans to continue to provide the previously referenced cost savings programs through the Technology with multiple partners. The Company also plans to earn fees as a commission recapture aggregator with these same partners. The Company will receive a percentage of the commission earned on certain securities transactions processed by third party brokers and fees for the commission recapture aggregation. In December 2017, the Company filed an application with FINRA requesting permission to participate in commission recapture aggregation and is awaiting approval (See Note 9).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND CONTINUING OPERATIONS

The accompanying statement of financial condition ("financial statement") has been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BASIS OF PRESENTATION AND CONTINUING OPERATIONS (CONTINUED)

The accompanying financial statement has been prepared assuming the Company will continue as a going concern. The Company has not yet begun its primary operations and has had recurring losses and negative cash flows from operations. The Company incurred a significant net loss and sustained significant negative cash flows. These factors raise substantial doubt about the Company's ability to continue as a going concern. During the year ended December 31, 2017, the Company also received capital contributions from its Parent of $2.4 million to fund operations. In view of these losses, continuation of operations is dependent upon the Company's ability to execute its business plan and generate sufficient sales volume through existing and new product offerings to new clients to cover its operating expenses. The Company's plans include receiving additional capital from its Parent (assuming it has the ability to contribute) and generating revenues. The Company will also consider further cost reductions, as business conditions require.

Management believes that while the Company may have adequate resources to sustain operations after implementing some of these measures there can be no assurance that the Company will be able to fully execute the plans described above. These factors raise substantial doubt about the Company's ability to continue as a going concern within one year following the issuance date of these financial statements. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash maintained at U.S. banks which are payable on demand. The Company considers all highly liquid investments purchased with original maturities of three months or less that are not required to be segregated under federal or other regulations to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

EQUIPMENT AND SOFTWARE

Equipment and software are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Estimated useful lives range from three to five years.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company is a limited liability company treated as a partnership for federal and state income tax purposes. The Company is not subject to income taxes in any jurisdiction. Each member of the Company is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. Management has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. The Company would record an income tax liability in the future in the event it becomes necessary. At December 31, 2017, no tax liabilities were required to be recorded.

Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing. These returns remain subject to examinations from 2014 through the current year.

USE OF ESTIMATES

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 3 - EQUIPMENT

Equipment, net, was comprised of the following:

Equipment	$ 3,694
Less: accumulated depreciation and amortization	(2,654)
Total	$ 1,040

NOTE 4 - COMMITMENTS AND CONTINGENCIES

LEASES

The Company leases office space under an operating lease. The lease is currently on month to month terms and may be terminated with 30 days advanced notice.

EMPLOYMENT CONTRACTS AND BONUSES

The Parent has employment contracts with two of its officers who are also employees of the Company. The contracts provide for compensation, a bonus guarantee, and severance compensation if terminated without cause. Total compensation should all the employment contracts be terminated without cause amounts to $435,000.

The Company has a bonus incentive plan with one of its officers, whereby a bonus of approximately $457,000 is payable at such time that the Company is cash flow positive, has sufficient cash resources and the Board formally authorizes its payment.

LITIGATION

The Company is not presently the subject of any pending or threatened litigation or arbitrations.

NOTE 5 - MEMBER INTERESTS

The Company has two classes of member interests, preferred and common. The preferred interests are entitled to liquidation preference payments ahead of the common interest holder and income distribution payments. As of December 31, 2017, there were 11,400,000 units of common interests authorized, issued and outstanding and 1,000 units of preferred interests authorized, issued and outstanding.

NOTE 6 - NET CAPITAL REQUIREMENTS AND CUSTOMER PROTECTION REQUIREMENTS

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, the Company is required to maintain net capital as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. The Company is in compliance with its minimum net capital requirement at December 31, 2017. As of December 31, 2017, the Company had net capital of $1,206,894, which was $1,201,894 in excess of its requirement.

The Company claims exemption from SEC Rule 15c3-3 under paragraph (k)(2)(i), as it does not hold customer securities or funds on account, as defined.

NOTE 6 - NET CAPITAL REQUIREMENTS AND CUSTOMER PROTECTION REQUIREMENTS (CONTINUED)

The Company is subject to SEC regulations which restrict the Company's ability to enter into transactions that result in a significant reduction in regulatory net capital without prior notification to or approval from the SEC.

NOTE 7 - RELATED PARTIES

The Company licenses the Technology from UAT, Inc. The license is perpetual and was provided in exchange for the preferred units of the Company.

NOTE 8 - EQUITY-BASED COMPENSATION

In 2012, the Parent adopted its 2012 Equity Incentive Plan (the "Plan"). The Plan provides for the granting of awards in the form of options exercisable into Class B common interest, profits interests and restricted unit awards to employees, managers, eligible consultants, and other service providers who provide valuable services to the Company. The vesting requirements, performance thresholds and other terms and conditions of options granted under the Plan are determined by the Board of Managers of the Parent. At December 31, 2017, 469,710 units were available for future grants under the Plan.

The following is a summary of option activity for the period ended December 31, 2017:

	Units	Weighted average exercise price	Weighted average fair value	Total Value
Outstanding at beginning of year	1,521,583	$ 0.64	$ 0.18	$276,594
Granted	--	--	--	--
Exercises	--	--	--	--
Canceled/forfeited	--	--	--	--
Outstanding at end of year	1,521,583	$ 0.64	$ 0.18	$276,594
Exercisable at end of year	1,068,424	$ 0.49	$ 0.25	$268,890

The weighted average remaining contractual term of the options at December 31, 2017 was 6.74 years.

The Company recognizes in its financial statements the cost resulting from all equity-based payment transactions and all equity-based payments to employees, including grants of unit options of its Parent based on their fair values on the measurement date, and recognized on a straight-line basis over the vesting period.

7

NOTE 8 - EQUITY-BASED COMPENSATION (CONTINUED)

Compensation cost for equity-based payment awards is based on the grant date fair value. The Company uses the Black-Scholes model to estimate the fair value of options. The assessment of the estimated compensation charges will be affected by the Parent's unit price as well as assumptions regarding several subjective variables.

NOTE 9 - SUBSEQUENT EVENTS

In February 2018, the firm received approval from FINRA regarding the application filed in December 2017 requesting permission to participate in the commission recapture aggregation.

The Company evaluated all subsequent event activity through February 22, 2018, the financial statement issuance date. The Company has concluded that, except for the item referenced above, no subsequent events have occurred that would require recognition in the financial statement or disclosures in the notes to the financial statement.